Exhibit 99.1

FinVolution Provides Update on its Status under the Holding Foreign Companies Accountable Act

SHANGHAI, May 7, 2022 /PRNewswire/ — FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”). The Company is aware that it has been identified by the United States Securities and Exchange Commission (the “SEC”) under the HFCAA as a Commission-Identified Issuer on May 4, 2022, New York time, following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021.

FinVolution understands that the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder, and this indicates that the SEC determines that the Company used an auditor whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board (the “PCAOB”) to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, a company will be delisted from a U.S. stock exchange if such company has been identified by the SEC for three consecutive years due to PCAOB’s inability to inspect auditor’s working paper.

FinVolution has been actively exploring possible solutions. The Company will continue to comply with applicable laws and regulations in both China and the United States.

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December 31, 2021, the Company had over 140.3 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com